February 2011 Pricing Sheet dated February 22, 2011 relating to Preliminary Terms No. 662 dated January 28, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Three ELKS® Each Based Upon a Different Common Stock
Equity LinKed Securities (“ELKS®”)
PRICING TERMS FOR ALL ELKS
Issuer:	Morgan Stanley
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Payment at maturity:

•  If the closing price has not decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive an amount in cash equal to $10 per ELKS; or

•  If the closing price has decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive shares of the underlying equity in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of the underlying equity or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and could be zero.

Observation price:	Closing price
Initial equity price:	The initial equity price for each ELKS will be the closing price of the underlying equity on the pricing date. See “Specific Terms for Each ELKS—Initial equity price” below.
Equity ratio:
For each ELKS, the stated principal amount divided by the initial equity price, subject to adjustments for certain corporate events affecting the underlying equity issuer.  See “Specific Terms for Each ELKS—Equity ratio” below.

Pricing date:	February 22, 2011
Original issue date:	February 25, 2011 (3 business days after the pricing date)
SPECIFIC TERMS FOR EACH ELKS
Underlying equity:	Wells Fargo & Company common stock	Baker Hughes Incorporated common stock	Freeport-McMoRan Copper & Gold Inc. common stock
Underlying equity issuer:	Wells Fargo & Company (“WFC”)	Baker Hughes Incorporated (“BHI”)	Freeport-McMoRan Copper & Gold Inc. (“FCX”)
Maturity date:	August 25, 2011	August 25, 2011	August 25, 2011
Coupon:	7% per annum (equivalent to $0.35 per ELKS for the 6-month term of the ELKS), paid monthly and calculated on a 30/360 basis.	8% per annum (equivalent to $0.40 per ELKS for the 6-month term of the ELKS), paid monthly and calculated on a 30/360 basis.	11.5% per annum (equivalent to $0.575 per ELKS for the 6-month term of the ELKS), paid monthly and calculated on a 30/360 basis.
Downside threshold price:	$25.104, which is 80% of the initial equity price	$55.104, which is 80% of the initial equity price	$40.304, which is 80% of the initial equity price
CUSIP:	61759G299	61759G281	61760E200
ISIN:	US61759G2993	US61759G2811	US61760E2000
Aggregate principal amount:	$54,000,000	$36,000,000	$68,000,000
Initial equity price:	$31.38	$68.88	$50.38
Coupon payment dates:	Monthly, on the 25th of each month, beginning on March 25, 2011
Valuation date:	August 22, 2011, subject to adjustment for non-trading days and certain market disruption events
Listing:	The ELKS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Equity ratio:	0.31867		0.14518		0.19849
Commissions and Issue Price:	Per WFC ELKS	Total	Per BHI ELKS	Total	Per FCX ELKS	Total
Price to public(1):	$10	$54,000,000	$10	$36,000,000	$10	$68,000,000
Agent’s commissions(1)(2):	$0.15	$810,000	$0.15	$540,000	$0.15	$1,020,000
Proceeds to issuer:	$9.85	$53,190,000	$9.85	$35,460,000	$9.85	$66,980,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest prices payable by an investor are $9.95 per WFC ELKS, $9.95 per BHI ELKS and $9.95 per FCX ELKS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., fixed sales commissions of $0.15 for each WFC ELKS, $0.15 for each BHI ELKS and $0.15 for each FCX ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 662 dated January 28, 2011
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.